SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2005

                          (Commission File No. 1-14728)

                                Lan Airlines S.A.
                  (Translation of registrant's name in English)

                        Avenida Americo Vespucio Sur 901
                                     Renca,
                                 Santiago, Chile
                    (Address of Principal Executive Offices)


                 (Indicate by check mark whether the registrant
                     files or will file annual reports under
                        cover of Form 20-F or Form 40-F.)

                             Form 20-F X    Form 40-F
                                      ---            ---

                       (Indicate by check mark whether the
                    registrant by furnishing the information
                     contained in this form is also thereby
                        furnishing the information to the
                      Commission pursuant to Rule 12g3-2(b)
                        under the Securities Exchange Act
                                    of 1934.)

                                  Yes          No X
                                     ---         ---

                            [Lan Airlines Letterhead]

                                  MATERIAL FACT




Santiago, April 29, 2005

Mr. Alejandro Ferreiro Y.
Superintendent of Securities and Insurance
Present

To whom it may concern:

In compliance with Article 9 and the second paragraph of Article 10 of Law 18,045, I inform you of the material fact that due to a vacancy of a director, the Lan Airlines S.A. Board of Directors has been re-elected in the general shareholders meeting held today.

The new Board of Lan Airlines S.A. is comprised of the following directors:


1. Jorge Awad Mehech
2. Juan Cueto Sierra
3. Sebastian Pinera Echenique
4. Juan Jose Cueto Plaza
5. Ramon Eblen Kadis
6. Dario Calderon Gonzalez
7. Jose Cox Donoso
8. Andres Navarro Haeussler
9. Bernardo Fontaine Talavera




Sincerely,




/s/ Jose Miguel Bambach
--------------------------------
Jose Miguel Bambach
General Counsel
Lan Airlines S.A.




cc.    Bolsa de Comercio de Santiago
       Bolsa de Comercio de Valparaiso
       Bolsa Electronica

                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date:  May 2, 2005



                                              Lan Airlines S.A.

                                              /s/ Alejandro de la Fuente Goic
                                              -------------------------------
                                              By: Alejandro de la Fuente Goic
                                                  Chief Financial Officer